Exhibit 99.2

Support Nano Dimension’s Disciplined and Focused Value Creation Strategy to Drive Future Upside for ALL Shareholders November 2024

Forward - Looking Statements and Other Disclaimers ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 2 Forward - Looking Statements This document contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward - looking statements include statements regarding benefits and advantages of the proposed transactions with Markforged and Desktop Metal, and the combined company; the combined companies revenues and cash; other aspects of the expected transactions with Markforged and Desktop Metal, including the timing of closing of the acquisitions thereof; Nano’s leadership in additive manufacturing and the company’s plan to become a leading player in the digital manufacturing space; Nano’s strategy; potential share buy backs; Nano’s path to profitability in the fourth quarter of 2026, future growth and value to shareholders; future investments in organic growth and M&A; and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this communication, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward - looking statements, though not all forward - looking statements contain these identifying words. These forward - looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward - looking statements. Accordingly, we caution you that any such forward - looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, Desktop Metal and Markforged, they are subject to various risks and uncertainties. The acquisitions of Markforged and Desktop Metal are subject to closing conditions, some of which are beyond the control of Nano, Desktop Metal or Markforged. Further, actual results, performance, or achievements of Nano, Desktop Metal or Markforged could differ materially from those described in or implied by the statements in this communication. The forward - looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed (i) under the heading “Risk Factors” in Nano’s annual report on Form 20 - F filed with the SEC on March 21, 2024, and in any subsequent filings with the SEC, (ii) under the heading “Risk Factors” in Desktop Metal’s annual report on Form 10 - K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC, and (iii) under the heading “Risk Factors” in Markforged’s annual report on Form 10 - K filed with the SEC on March 15, 2024, and in any subsequent filings with the SEC. The combined company financial information included in this communication has not been audited or reviewed by Nano’s auditors and such information is provided for illustrative purposes only. You should note that such combined company information has not been prepared in accordance with and does not purport to comply with Article 11 of Regulation S - X under the Securities Act of 1933, as amended. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication. Nano is not responsible for the contents of third - party websites. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It In connection with the proposed transaction, Markforged intends to file a proxy statement with the SEC. Markforged may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement or any other document that Markforged may file with the SEC. The definitive proxy statement (if and when available) will be mailed to shareholders of Markforged. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement (if and when available) and other documents containing important information about Markforged and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on Markforged’s website at https://investors.markforged.com/sec - filings . Participants in the Solicitation Nano, Markforged and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Markforged shareholders in respect of the proposed transaction. Information about the directors and executive officers of Nano, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Nano’s Annual Report on Form 20 - F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 21, 2024. Information about the directors and executive officers of Markforged, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Markforged’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2024 and Markforged’s Annual Report on Form 10 - K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Nano or Markforged using the sources indicated above.

Executive Summary ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 3

Executive Summary Nano Delivered on Promises Made to Shareholders. Murchinson Still Offers No Strategy or Business Plan PROMISES MADE. PROMISES DELIVERED. • Realization of a focused M&A strategy that has achieved scale with notable synergies and a clear path to profitability, all with a disciplined approach that positions shareholders for long - term ROI. • Improved business performance with 29% organic revenue growth (FY - ’23 vs. FY - ’22), 1300 bps increase in gross margin (FY - ’23 vs. FY - ’22), and 69% reduction in cash burn (H1 - ’24 vs. H1 - ’23). • A flexible capital allocation program that included over $160 million in share repurchases. • Instituted important enhancements to our corporate governance, including: − Separated the Chairman and CEO roles − Reduced the size of the Board from nine to eight directors − Continued Board refreshment with the appointment of three new directors since 2022 EXECUTING A FOCUSED VALUE CREATION STRATEGY • Our Board and management team have driven Nano's transformation into a digital manufacturing leader from a niche 3D printing company for electronics. • Acquisitions of Desktop Metal and Markforged that accelerate our path to becoming a digital manufacturing force with $340 million in expected combined revenue based on 2023 and $475 million in cash & cash equivalents expected at close to support growth. • Clear plans with a path to be EBITDA positive by Q4 2026. 1 2 ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 4

• Accomplished Board consists of eight highly qualified individuals – seven of whom are independent – with diverse skills that align with and support our focus on good governance and realizing our growth and transformation. • Directors targeted by Murchinson, CEO Yoav Stern and General (Ret.) Michael X. Garrett, are critical to the Board’s oversight of our strategy and continued success. − During their tenures, we have advanced our M&A strategy, driven operational efficiencies, delivered strong organic revenue growth, and made significant progress in innovation. • We have the right Board in place to bolster our long - term strategy and deliver value for shareholders. Executive Summary Nano Delivered on Promises Made to Shareholders. Murchinson Still Offers No Strategy or Business Plan MURCHINSON HAS NO STRATEGY AND SEEKS TO DEPRIVE SHAREHOLDERS OF LONG - TERM VALUE CREATION • Murchinson STILL AFTER TWO YEARS has no plan for value creation, no executable ideas, no director candidates with additive skills, and no insight into the business. − The fund’s senior analyst covering the investment testified under oath, "I don't analyze the activity, because I don't understand 3D printing…we really have no idea what is good and what is not good to do here.” • Murchinson proposals would paralyze our strategy, while facilitating its path to gain control of the Company. − Murchinson seeking to prevent us from executing on any M&A transactions above $50 million, including already signed agreements at attractive valuations with Desktop Metal and Markforged. • Murchinson attempting to remove two critical directors in favor of two unqualified nominees as well as de - stagger the Board with the ultimate goal of taking control of Nano. OUR PROGRESS IS A RESULT OF STRONG LEADERSHIP 3 4 ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 5

Promises Made. Promises Delivered. ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 6

(18.4%) (32.7%) (86.6%) (65.4%) Nano Dimension Has Outperformed its Peers Consistently Amid Industry Downturn Source: CapIQ as of 10/31/2024: Note: ISS Peer Set consists of 3D Systems, Stratasys, Desktop Metal, Markforged, Prodways Group, Shapeways, Velo3D, Voxeljet. Peer Index is Market Cap weighted. Markforged and Desktop Metal share prices were adjusted to represent the unaffected share price 1 - day prior to transaction announcements. 1) Stern was appointed CEO on Dec. 5, 2019. Share Price Performance vs Peers – Last Three Years (100.0%) Oct - 21 Dec - 21 Feb - 22 Apr - 22 1 - Year Total Returns (80.0%) (60.0%) 20.0% 0.0% (20.0%) (40.0%) Jun - 22 ISS Peer Set (86.6%) Dec - 23 Feb - 24 Apr - 24 Jun - 24 Aug - 24 Oct - 24 (65.4%) ISS Peer Set (21.9%) ISS Peer Set Aug - 22 Oct - 22 Dec - 22 Feb - 23 Apr - 23 Jun - 23 Aug - 23 Oct - 23 3 - Year Total Returns (65.5%) (64.7%) (28.1%) 5 - Year Total Returns Since Stern CEO Appointment (1) ISS Peer Set ISS Peer Set ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 7

Building A Leading Digital Industrial Platform

We Have Demonstrated Our Commitment to Scale Through Incremental Disciplined Acquisitions With Successful Integration, Executing on "Buy And Build" Platform Model in the Nascent Space

Q2 21

- DEEPCUBE — **Acq. April '21** Deep Learning-Based AI
- NANOFABRICA — **Acq. April '21** Micro-Additive Manufacturing Systems

Q4 21

- essemtec naturally adaptive — **Acq. November '21** Robotics for Electronics Assembly

Q1 22

- GIS Global Inkjet Systems — **Acq. Jan '22** Printing Sub-System Hardware and Software

Q3 22

- FORMATEC — **Acq. July '22** Precision Industrial Manufacturer
- ADMATEC — **Acq. July '22** Precision-Additive Manufacturing Systems for Multi-Materials

Q3 23

- additiveflow — **Acq. August '23** Digital Solutions for AM Design and Optimization

Q3 24

- Desktop Metal — **Signed Jul '24**[1] Multi-printing tech AM leader
- Markforged — **Signed Sep '24**[1] Industrial AM Platform

$340M in combined revenue based on 2023[2]

$475M in cash & cash equivalents expected at close[3] to support growth

Note:
(1) Desktop Metal and Markforged acquisitions are expected to close in Q4/2024 and Q1/2025, respectively
(2) Based on publicly reported revenue by the respective companies.
(3) Based on management forecasts and includes marketable securities.

©2024 Nano Dimension. All Rights Reserved.
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NANODIMENSION
8

Improved Business Performance Unwavering Focus on Operational Excellence has Enabled us to Deliver Strong Organic Growth and Meaningful Efficiencies that are Propelling our Drive Towards Profitability 29% Organic revenue growth (FY 2023 vs. FY2022) 1300bps Gross margin improvement from 2022 to 2023 69% Net cash burn from H123 to H124 $15m Record quarterly revenue in 2Q24 ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 9

Flexible Capital Allocation Framework Focused on Driving Value Creation Through M&A and Capital Return Balancing Opportunities to Invest in Organic Growth and Transformative M&A with Returning Capital to Shareholders Through Share Repurchase Programs Over $160M in share buybacks executed since August 2022 over two programs From 2020 - 2021, Nano Dimension raised nearly ~$1.5bn in a series of 11 capital raises Successfully deployed via three mechanisms 2 R&D and go - to - market 1 Focused M&A 3 Share repurchase programs ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 10

We Are Executing On Our Value Creation Strategy By Growing Nano Dimension Into A Leading Player In The Digital Manufacturing Space ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 11

Tracing The Development of Nano Dimension

Nano Dimension Began with a Single 3D Printing Product...



Technologies				Applications & Materials						
Additive inkjet	Binder jet	DLP	FDM	Ceramic	Composite	Electronics	Metal	Metal casting	Polymer	Micro-polymer
✓	-	-	-	-	-	✓	-	-	-	-

~$6M Avg Annual Revenue[1]

1) Average revenue for the two-years full years pre-COVID (2018 to 2019).

©2024 Nano Dimension. All Rights Reserved.

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12

A Snapshot of Today

...We Have Now Built, Developed and Acquired a Full Suite of Digital Manufacturing Solutions



Combined Customer Base

accumold, adidas, amazon, ARISTO CAST, BMW, BOSE, Boston Scientific, Canon, John Deere, Disney, Emerson, ETH zürich, Ford, GE, gm, Google, HENSOLDT, Honeywell, iit Istituto Italiano di Tecnologia, LACROIX, Lockheed Martin, Medtronic, Microsoft, NASA, Porsche, Raytheon, REHAU, SONOS, SpaceX, TESLA, TOYOTA, TTM Technologies

Technologies with 1000+ Patents			
Additive inkjet	Binder jet	DLP	FDM
✓	✓	✓	✓

Applications & Materials						
Ceramic	Composite	Electronics	Metal	Metal casting	Polymer	Micro-polymer
✓	✓	✓	✓	✓	✓	✓

~$340M Annual Revenue[1]

Note: Data is Inclusive of Desktop Metal and Markforged acquisitions.
1) Predicted post-closing of Desktop Metal and Markforged transactions revenue, based on 2023 results.

©2024 Nano Dimension. All Rights Reserved.
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NANO DIMENSION
13

Strong Secular Tailwinds in High Growth Industries Portfolio of Digital Manufacturing Products Aligned with Growth Engines 1) IDTechEx - 2022 - 2032 printed electronics; Hubs 3D Printing Trend Report 2023; ResearchAndMarkets 3D Printing Market 2022 - 2030 2) 2023 Precedence Research; Globe Newswire 3) AMPOWER Report 2024 4) “3D Printed Electronics 2023: Market Study & Forecast” Report; Additive Manufacturing Research; 3DPrint.com 2023F ~$20B 2031F $110B+ Total Addressable Market Opportunity (1) 23% + CAGR Total Addressable Market Opportunity(1) Industrial AI 33%+ CAGR growth expected from 2023 to 2032 (2) AM for Metal Applications 20%+ CAGR growth expected until 2028 (3) Additively Manufactured Electronics 37%+ CAGR growth expected until 2033 (4) Nano's High - Growth Portfolio Favorable Trends Re - shoring Manufacturing IP Security Environmental Technology Custom Products Favorable Trends ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 14

Our Strategy Has Positioned Nano As A Digital Manufacturing Leader ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 15

Disciplined M&A Strategy Set to Drive ROI for Shareholders

Since the 2021 Capital Raise, We Have Remained Disciplined, Yet Opportunistic Regarding Allocating Capital, Adjusting Deployment to the Evolution of Market Conditions for Optimal Value Creation for Shareholders

- Our M&A strategy demonstrates strong commitment to creating long-term value for shareholders by prioritizing ROI as evident in the attractive multiples of flagship acquisitions
- During the market highs of 2021 into 2022, we made limited acquisitions and demonstrated patience to ensure that cash was held tightly for more attractive future opportunities
- The average LTM revenue multiple paid for Desktop Metal and Markforged is 1.1x

3-Year LTM Revenue Multiples of Nano's Acquisitions



40.0x
35.0x
30.0x
25.0x
20.0x
15.0x
10.0x
5.0x
0.0x
Sep-21
Jan-22
May-22
Sep-22
Jan-23
May-23
Sep-23
Jan-24
May-24
Sep-24
Markforged
Acquisition Multiple: 1.3x[1]
Desktop Metal
Acquisition Multiple: 0.9x

Source: Management, FactSet, press releases, and public filings.
1) Assumes the average of maximum expected total consideration of $183m and minimum total consideration of $135m to be paid for Desktop Metal, per public filings.

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NANODIMENSION
16

Disciplined M&A Strategy

Plans to be EBITDA Positive by Q4'26 are Well Underway

Growth	Margins	Operational Improvement	Synergies
Combine Organic and M&A growth to Achieve Economies of Scale	**Increase Gross Margin to Strengthen Financial Performance**	**Reduce Operating Expenses**	**Integrated Synergy Realization**
• 8 acquisitions announced since commencing M&A Program • Combined company will have $340mm in revenue based on 2023[1]	• Gross Margin improvement from 21% (1H22) to 54% (1H24) • Acquisition of Markforged with market leading 48% gross margin (in 2023)	• Cash burn decreased 69% from 1H23 to 1H24	**Underway** • Near-term G&A opportunities consolidating operational footprint • Medium term go-to-market and R&D opportunities
✓	**Progress and Improvement** ✓	**Significant Progress and Improvement** ✓	

Note:
(1) Based on publicly reported revenue by the respective companies.

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NANODIMENSION 17

$35M $77M $80M $2M $3M $1M A New Standing as an Industry Leader Nano Dimension's Acquisitions of Desktop Metal and Markforged Cements Its Position as an Industry Leader = + + New Old 1) Pro Forma revenue build calculated using 2023A figures, per public filings. 2) 2023A peer revenue figures per year - end public filings. Cash & cash equivalents and marketable securities net of long - term debt figures per latest publicly available data. Assumes EUR/USD exchange rate of $1.0651 as of November 11, 2024. Pro Forma 2023 Revenue Build 1 New Nano Dimension Asserts Itself as an Industry Leader Amongst Peers 2 Revenue Cash and Cash Equivalents, Net of Debt ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 18 $628M $488M $151M ($19M) PF Cash & Cash Equiv. Pro Forma 2023E Revenue $475M $340M New

Established a Leading Force in Industry 4.0 and Digital Manufacturing AM Leader With Enhanced Size, Scale and Diversification Accelerating Industry Transition to Mass Production Deepening Exposure in Key End Markets, While Enhancing Market Penetration and Diversifying Customer Base Developing Premium, High - Margin Portfolio of AM Solutions With Strong Recurring Revenue Potential Well Capitalized With Strong Financial Profile to Support Path to Profitability and Further Strategic Initiatives ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 19

Highly Qualified, Independent Board Overseeing Execution Of Focused Strategy To Drive Future Value Creation ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 20

Enhanced Corporate Governance in Response to Shareholder Feedback Enhancements Independent, Focused and Accomplished Board Reduced the size of the Board Separated the Chairman and CEO roles Continued efforts to refresh the Board 8 highly qualified directors ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 21 7 out of 8 directors are independent 3 directors added within the last year 3.6 years average tenure >93% average attendance of meetings Diverse Skills That align with and support our strategy Directors are receptive and responsive to shareholder feedback

Nano's Directors Collectively Represent the Right Skills to Oversee the Next Phase of Company's Strategy

The Board's Diversity of Background and Expertise are Aligned with the Opportunities

Directors   Independent Directors



Skill / Experience
# of Directors
Public Company Executive
2
Global Business Experience
6
Public Company Director
4
Industrial Technology Experience
5
Development & Scaling Experience
5
End Market Experience
3
M&A
4
Investment Stewardship
4
Financial and Risk Management Experience
3

Experienced and entrepreneurial leaders with a pedigree of scaling cutting-edge businesses globally

Nano Dimension's positioning in the nascent sector necessitates Directors with **expertise scaling businesses at the crossroad of Technology and Industrials sectors**

Risk management, financial expertise and investor perspective give the Board appropriate tools to oversee strategic decisions in the context of shareholder value creation

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22

Highly Experienced, Refreshed Board Overseeing Transformative Strategy to Drive Value Creation for All Shareholders

88% of the Nano Board Were Added in the Past Five Years; All Directors Have Skills That Support Our Growth Strategy and Objectives That Are Aligned With Shareholders' Interests



Dr. Yoav Nissan-Cohen, Chairman
Committee: Compensation, Independent, Litigation, M&A and Operation*, Strategy*
Important insights from almost 40 years of experience in scientific research, tech development, and management as well as vision-based solutions for industrial and military applications.



Yoav Stern, Chief Executive Officer
Committee: Strategy
A seasoned executive with a proven, decades-long track record in operations as CEO and Chairman as well as an active investor in hi-tech companies. Has led the successful execution of Nano's strategy for the past 4 years.



J. Christopher Moran
*Committee: Audit, ESG, Independent, Strategy**
Decades of experience in the electronics industry, as well as deep visibility into the defense industry – both of which are critical to the execution of Nano's growth strategy.



Oded Gera
Committee: Audit, Compensation*, Independent*
Deep experience in finance, M&A, and strategic advisory, along with his diverse leadership roles, brings a unique perspective and valuable insights to Nano.



Ambassador Georgette Mosbacher
Committee: Compensation, Independent, Litigation
Illustrious career as an investor and CEO, combined with time as a U.S. diplomat, gives her a unique ability to represent our organization and ensure Nano is positioned as a global industry leader.



General (Ret.) Michael X. Garrett
*Committee: ESG, Independent**
Prodigious experience in defense, strategy and planning - skills brought to bear in advising Nano's defense customers and in the design and execution of our growth strategy.



Major General (Ret.) Eitan Ben-Eliahu
Committee: Independent, Litigation, M&A and Operation, Strategy
Deep experience in aerospace and defense – Nano's largest customer segments,– as well as extensive business acumen, having served in and founded VC and defense solutions businesses.



Ron Elazar Kleinfeld
Committee: Audit, ESG, Independent*
Brings 25 years of experience as CEO of both private and public companies, including prodigious experience as a director at public companies. Retail expert brings to bear his experience to advise Nano on its evolving industry trends and customer needs.

I Independent Director | Added in Past Five Years | Added in Past Year | * Committee Chair

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NANODIMENSION
23

Our Current Position Is a Result of Strong Leadership

Two Nano Directors Being Targeted by Murchinson Are Critical to the Board's Oversight of Nano's Strategy and Continued Success



Yoav Stern

Chief Executive Officer, Nano Dimension

Former CEO of DVTel , Chairman of Bogen Corp

Executive Chairman at Kellstrom Aerospace, President of Wordstar Int'l, CEO of ITAC, EGAC

Year Appointed to Board: 2021

- Seasoned executive with a **proven track record spanning decades in operating roles as CEO and Chairman.**
- Active hands-on investor in hi-tech companies.
- Has **led execution of Nano's strategy** as CEO for the past four plus years.
- Instrumental in the Company's transformation into a broad digital manufacturing leader.
- Invests personally in all companies where he serves.



General (Ret.) Michael X. Garrett

Current Director at Textron Inc.

Former Commanding General, U.S. Army Forces Command

Year Appointed to Board: 2023

- Distinguished high-level military career.
- Brings experience in defense, strategy and planning - important skills in **advising service of defense customers and in the design and execution of our growth strategy.**
- Important voice on governance, integrity, and developing leading talent.

During both their tenures, Nano has made significant progress against its strategy.

Executed eight M&A transactions, including two proposed transformational acquisitions.

Markforged Desktop Metal

Driven meaningful operational efficiencies while delivering strong organic revenue growth.

Implemented significant governance enhancements.

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NANODIMENSION

24

CEO Compensation Is Aligned with Performance Our Compensation Plan Is to Ensure Compensation Aligns Executive Interests with Shareholders ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 25 • ~90% of CEO’s annual target compensation 1 is tied to stock price and financial performance • >50% of CEO’s compensation is tied to critical financial metrics, including revenue growth and gross margin • >70% of CEO’s compensation is tied to equity awards under the 2025 - 2027 Annual Equity Grant • Stock - price targets must be hit to achieve a one - time special option grant • Special one - time bonus of $1M for achieving milestones related to strategic acquisitions, a critical part of our growth strategy 2 • CEO has not received equity grants since commencing service • Cash compensation, which was received until September 2023, was below market • RSUs vest ratably through 2027, encouraging a long - term perspective and enhancing retentive benefits • Unvested PSUs will be forfeited if minimum 75% of targets are not met 1) Annual target compensation includes annual services fee, annual cash target bonus, PSUs and RSUs. Note, it does not include special one - time bonus. 2) 60% of special one - time $1,000,000 bonus is contingent on signing of two merger deals; 10% contingent on the successful deal close of Desktop Metal; 10% contingent on the successful deal close of Markforged; 10% contingent on successful integration of Desktop Metal; 10% contingent on successful integration of Markforged. Clear Alignment with Shareholder Interests Pay for Performance Compensation Plan is Based on Peer Company Practice and Advice of Leading Independent Compensation Consultant Aon

Bad Actors Seek To Paralyze The Company And Disrupt Our Transformation and Growth With The Ultimate Goal of Liquidating the Business. ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 26

Murchinson's Proposals Are Blatant Effort to Freeze Nano in Place

Despite Multiple Years Spent Pursuing Nano, the Fund STILL Has Yet to Create the Most Basic of Plans for Value Creation, Providing NO Insight Into the Business and NO Executable Ideas

Nano's Strategy is Delivering Results

131% CAGR	**Quarterly Revenue Growth Since 2020,** *(immediately after Mr. Stern became CEO)*
8	**Acquisitions** *(including DM and Markforged)*
1→ 10+	**Product Offering by Number of Manufacturing Solutions** *(including DM and Markforged)*
$160m +	**Returned to Shareholders**

Murchinson STILL has NO Value Creation Plan

⊗ No Executable Ideas for Value Creation

No ideas or plans with regard to Nano's business. Murchinson is fundamentally misaligned with other shareholders and seeks to generate a return only for themselves. Only goal is to **liquidate the Company.**

⊗ Proposals to Paralyze Nano

Attempt to prevent Nano from executing on any M&A transactions above a collective $50 million, threatening proposed acquisitions of Desktop Metal and Markforged.

A proposal deemed ILLEGAL by legal experts and rejected by our Board

⊗ Unqualified Director Nominees

Murchinson nominees Ofir Baharav and Robert Pons have **dubious track records** and NO additive skills, NO strategic plan and NO independence from Murchinson.

⊗ Oust Leaders with No Replacements ID'd

Board members being targeted by Murchinson, CEO Yoav Stern and General Michael Garrett, are critical to the Board's oversight – has expressed demand that Stern exit the company, but has no suitable replacement identified.

©2024 Nano Dimension. All Rights Reserved.

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NANODIMENSION 27

Despite Shareholders’ Clear Rebuke Last Year, Murchinson is Once Again Attempting to Derail Nano’s Strategy by Nominating Unqualified Candidates Nominees have NO additive skills, NO strategic plan, and NO independence from Murchinson: Murchinson’s Unqualified Nominees Ofir Baharav • Prior Chairman of Nano's Board – his oversight of Nano's strategy led the Company to one of its most dire periods, including being on the verge of chapter 11 bankruptcy in 2020 • Disconnected from the 3D printing industry for the past 4 years • Career riddled with concerns about questionable ethics and failed businesses and disputes with partners and shareholders • Currently serves as CEO of PowerBreezer, a fledgling ventilators manufacturer • Under his leadership, PowerBreezer has failed to meet any of its goals since 2016 – including to IPO • Ousted from XJet , a company he founded, due to conflicts with at least two prominent investors and the co - founder Robert Pons • ZERO experience in industries relevant to Nano Dimension's business • Track record of ineffective stewardship, overseeing value destruction or underperformance at companies while on their boards − During his tenure as Chairman of the Board of SeaChange International, Pons oversaw an 85% decline in share price 1 • Prominent activist and then - largest SeaChange shareholder repeatedly called for Pons’ replacement, citing substantial value destruction under his leadership • Poor judgment in his associations, including serving as a board designee for the family of a convicted felo n who was barred by the SEC from acting as an officer of a public company • Questionable ethics as a board member – oversaw related party transactions that have benefited his activist sponsor at the expense of other shareholders 1) Represents SeaChange's total share price returns from Pons' appointment as chairman of the board, in December of 2019, to his resignation, in July of 2022. ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 28

Murchinson's Irrational Claims Murchinson Claim Murchinson is a bad actor who continues to pursue control of the company and is solely motivated by the pursuit of near - term profit at the expense of other shareholders • Current campaign is a continuation of past bad behavior with the ultimate goal of liquidating Nano • Murchinson agenda items are a blatant attempt to freeze Nano in place as Murchinson seeks to gain control • Murchinson continues to pursue litigation against Nano on its past attempts to gain Board representation – these actions belie the fund’s claims that it’s not trying to gain control and dismantle the company • • Murchinson’s nominees have dubious track records and no additive skills, no strategic plan and no independence from Murchinson • Ofir Baharav is Nano’s former Chairman – his oversight of Nano’s strategy led the Company to one of its most dire periods – on the verge of Chapter 11 bankruptcy in 2020 Robert Pons has NO relevant form of industry, managerial or technical experience and the companies of which he has served on the board; track record of ineffective stewardship – his tenure as Chairman of SeaChange saw the stock decline by 85% 1 Mr. Pons has demonstrated questionable ethics as a board member having overseen related party transactions that have benefited his activist sponsor at the expense of other shareholders – including a 1 - for - 3000 reverse stock split at CCUR Holdings that squeezed out smaller shareholders De - staggering the board is simply a measure to facilitate Murchinson gaining control of nano • Blatant attempt to make it easier to dismantle and liquidate the Company • Classified Board ensures stability and continuity and reduces the risk of attempts to undervalue the Company in a takeover Nano has an independent, highly qualified board that has overseen the company’s transformation into a broad, digital manufacturing leader with expanded capabilities • Board includes 8 highly qualified Directors, 7 of whom are independent, with diverse skills that help support Nano’s growth strategy • Directors being targeted by Murchinson, CEO Yoav Stern and General (Ret.) Michael X Garrett are critical to the Board’s oversight • Nano has been committed to ongoing Board refreshment – 7 of the 8 directors were added in the past 4 years Both acquisitions represent compelling valuations and will accelerate nano’s path to becoming a leader in digital manufacturing • Synergistic acquisitions of Desktop Metal and Markforged at discounted multiples relative to precedent transactions • Desktop Metal and Markforged purchase prices at 0.9x and 1.3x LTM revenue, respectively • Strengthens value proposition and provides Nano with clear path to profitability • The addition of both companies expected to enhance Nano’s financial strength and support further investment in strategic initiatives with the combined companies expected to have approximately $340 million in revenue based on fiscal year 2023 and approximately $475 million in cash, cash equivalents, and marketable securities at the time of expected closing of both transactions SHAREHOLDER VALUE Murchinson wants to create long - term shareholder value INDEPENDENT NOMINEES Murchinson’s nominees are independent with the right skills and experiences to implement solutions to create value GOVERNANCE De - staggering Nano’s Board would be good for governance M&A STRATEGY Nano’s acquisitions of Desktop Metal and Markforged are overpriced and misguided BOARD COMPOSITION Nano’s Board lacks independence and needs refreshment Murchinson Claim The Reality 1) Represents SeaChange's total share price returns from Pons' appointment as chairman of the board, in December of 2019, to his resignation, in July of 2022. ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 29

Protect Your Investment! Vote FOR our Board and Proposals! EXECUTING A FOCUSED VALUE CREATION STRATEGY PROMISES MADE. PROMISES DELIVERED. MURCHINSON HAS NO STRATEGY AND SEEKS TO DEPRIVE SHAREHOLDERS OF LONG - TERM VALUE CREATION OPPORTUNITY NANO'S LEADERSHIP AND BOARD OF DIRECTORS DRIVING OUR PROGRESS 1 2 3 4 ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 30

VOTE “FOR” all of Nano’s Proposals AGM to be Held Friday, December 6th, 2024 with Voting Cut - Off Sunday, December 1st, 2024 at 11:59 p.m. ET Your vote is important. Voting is easy – you can use any of the methods by following the instructions on your voting instruction form: ELECTRONIC Locate the control number included on your voting instruction form and follow the easy instructions indicated. MAIL Mark, sign and date your voting instruction form and return it in the postage - paid envelope provided. If you vote electronically, you do not need to return your voting instruction form by mail. E - MAIL If you received your proxy materials via e - mail, you can click the “VOTE NOW” button in the body of the e - mail. ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 31